March 20, 1998
                              MEMORANDUM OF CHANGES

                VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST
                                    SERIES 71

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of bonds on March 20, 1998, and to set forth certain statistical data based thereon. An effort has been made to set forth below each of the changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

          Cover Page. The size of the Trust, number of units in the Trust, date of the Prospectus and series number have been completed.

         Pages 3-5. Various dates, amounts and percentages have been completed.

         The "Summary of Essential Financial Information" section has been completed.

         Pages 16. The "Trust Portfolio" section has been completed.

         Page 33.  The Underwriting list has been completed.

         Pages 36 and 37. The Report of Independent Certified Public Accountants and Statement of Condition have been completed.

         Page 38.  The Portfolio has been completed.

         Pages 39 and 40. The "Notes to Portfolio" section has been completed.

         Page 41 and 42. The "Estimated Cash Flows to Unitholders" section has been completed.

          Back Cover. The date has been completed and the series numbers have been revised.

                                                              FILE NO. 333-47923
                                                                     CIK #897184


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.      Exact name of Trust: VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST,
                             SERIES 71

B.      Name of Depositor:   VAN KAMPEN AMERICAN CAPITAL
                             DISTRIBUTORS, INC.

C.      Complete address of Depositor's principal executive  One Parkview Plaza
        offices:                                             Oakbrook Terrace,
                                                             Illinois  60181

D. Name and complete address of agents for service:

CHAPMAN AND CUTLER                     VAN KAMPEN AMERICAN CAPITAL
Attention:  Mark J. Kneedy             DISTRIBUTORS, INC.
111 West Monroe Street                 Attention:  Don G. Powell, Chairman
Chicago, Illinois  60603               One Parkview Plaza
                                       Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: An indefinite number of Units pursuant to Rule 24f-2.

F. Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

------
  X         Check box if it is proposed that this filing will become effective
------      on March 20, 1998 at  2:00 P.M. pursuant to Rule 487.

                VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST,
                                    SERIES 71

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

                              FORM N-8B-2 FORM S-6
                       ITEM NUMBER HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                                     )

        (b)  Title of securities issued                        )    Prospectus Front Cover Page

 2.     Name and address of Depositor                          )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Administration

 3.     Name and address of Trustee                            )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Administration

 4.     Name and address of principal                          )    Underwriting
          underwriter

 5.     Organization of trust                                  )    The Trust

 6.     Execution and termination of                           )    The Trust
          Trust Indenture and Agreement                        )    Trust Administration

 7.     Changes of Name                                        )    *

 8.     Fiscal year                                            )    *

 9.     Material Litigation                                    )    *


                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST
10.     General information regarding                          )    The Trust
          trust's securities and rights of                     )    Insurance on the Obligations
          security holders                                     )    Tax Status
                                                               )    Public Offering
                                                               )    Rights of Unitholders
                                                               )    Trust Administration

11.     Type of securities comprising units                    )    Prospectus Front Cover Page
                                                               )    The Trust
                                                               )    Trust Portfolio
                                                               )    Trust Portfolio

12.     Certain information regarding                          )    *
          periodic payment certificates                        )

13.     (a)  Loan, fees, charges and expenses                  )    Prospectus Front Cover Page
                                                               )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Portfolio
                                                               )    Estimated Current Return and
                                                               )      Estimated Long-Term Return
                                                               )    Trust Operating Expenses
                                                               )    Public Offering
                                                               )    Rights of Unitholders

        (b)  Certain information regarding                     )    *
               periodic payment plan                           )
               certificates                                    )

        (c)  Certain percentages                               )    Prospectus Front Cover Page
                                                               )    Summary of Essential Financial
                                                               )      Information
                                                               )    Estimated Current Returns and
                                                               )      Estimated Long-Term Returns
                                                               )    Insurance on the Obligations
                                                               )    Public Offering
                                                               )    Rights of Unitholders

        (d)  Certain other fees, expenses or                   )    Trust Operating Expenses
               charges payable by holders                      )    Rights of Unitholders

        (e)  Certain profits to be received                    )    Public Offering
               by depositor, principal                         )    Underwriting
               underwriter, trustee or any                     )    Trust Portfolio
               affiliated persons                              )

        (f)  Ratio of annual charges                           )    *
               to income                                       )

14.     Issuance of trust's securities                         )    Rights of Unitholders

15.     Receipt and handling of payments                       )    *
          from purchasers                                      )

16.     Acquisition and disposition of                         )    The Trust
          underlying securities                                )    Rights of Unitholders
                                                               )    Trust Administration

17.     Withdrawal or redemption                               )    Rights of Unitholders
                                                               )    Trust Administration

18.     (a)  Receipt and disposition                           )    Prospectus Front Cover Page
               of income                                       )    Rights of Unitholders

        (b)  Reinvestment of distributions                     )    *

        (c)  Reserves or special funds                         )    Trust Operating Expenses
                                                               )    Rights of Unitholders

        (d)  Schedule of distributions                         )    *

19.     Records, accounts and reports                          )    Rights of Unitholders
                                                               )    Trust Administration

20.     Certain miscellaneous provisions                       )    Trust Administration
          of Trust Agreement                                   )

21.     Loans to security holders                              )    *

22.     Limitations on liability                               )    Trust Portfolio
                                                               )    Trust Administration

23.     Bonding arrangements                                   )    *

24.     Other material provisions of                           )    *
        Trust Indenture Agreement                              )

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR
25.     Organization of Depositor                              )    Trust Administration

26.     Fees received by Depositor                             )    *

27.     Business of Depositor                                  )    Trust Administration

28.     Certain information as to                              )    *
          officials and affiliated                             )
          persons of Depositor                                 )

29.     Companies owning securities                            )    *
          of Depositor                                         )

30.     Controlling persons of Depositor                       )    *

31.     Compensation of Officers of                            )    *
          Depositor                                            )

32.     Compensation of Directors                              )    *

33.     Compensation to Employees                              )    *

34.     Compensation to other persons                          )    *


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.     Distribution of trust's securities                     )    Public Offering
          by states                                            )

36.     Suspension of sales of trust's                         )    *
          securities                                           )

37.     Revocation of authority to                             )    *
          distribute                                           )

38.     (a)  Method of distribution                            )

        (b)  Underwriting agreements                           )    Public Offering; Underwriting

        (c)  Selling agreements                                )

39.     (a)  Organization of principal                         )
               underwriter                                     )

        (b)  N.A.S.D. membership by                            )
               principal underwriter                           )

40.     Certain fees received by                               )    *
          principal underwriter                                )

41.     (a)  Business of principal                             )    Trust Administration
               underwriter                                     )
        (b)  Branch offices or principal                       )    *
               underwriter                                     )

        (c)  Salesmen or principal                             )    *
               underwriter                                     )

42.     Ownership of securities of                             )    *
          the trust                                            )

43.     Certain brokerage commissions                          )    *
          received by principal underwriter                    )

44.     (a)  Method of valuation                               )    Prospectus Front Cover Page
                                                               )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Operating Expenses
                                                               )    Public Offering

        (b)  Schedule as to offering price                     )    *

        (c)  Variation in offering price                       )    *
               to certain persons                              )

45.     Suspension of redemption rights                        )    *

46.     (a)  Redemption valuation                              )    Rights of Unitholders
                                                               )    Trust Administration

        (b)  Schedule as to redemption price                   )    *

47.     Purchase and sale of interests                         )    Public Offering
          in underlying securities                             )    Trust Administration


               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.     Organization and regulation of                         )    Trust Administration
          Trustee                                              )

49.     Fees and expenses of Trustee                           )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Operating Expenses
50.     Trustee's lien                                         )    Trust Operating Expenses


          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                        )    Cover Page
          securities                                           )    Trust Operating Expenses
                                                               )    Insurance on the Obligations


                            VII. POLICY OF REGISTRANT
52.     (a)  Provisions of trust agree-                        )    Trust Administration
               ment with respect to                            )
               replacement or elimination                      )
               portfolio securities                            )

        (b)  Transactions involving                            )    *
               elimination of underlying                       )
               securities                                      )

        (c)  Policy regarding substitu-                        )    Trust Administration
               tion or elimination of                          )
               underlying securities                           )

        (d)  Fundamental policy not                            )    *
               otherwise covered                               )

53.     Tax Status of trust                                    )    Tax Status


                   VIII. FINANCIAL AND STATISTICAL INFORMATION
54.     Trust's securities during                              )    *
          last ten years                                       )

55.)
56.) Certain information regarding ) * 57.) periodic payment certificates )
58.)

59.     Financial Statement (Instructions                      )    Report of Independent Certified
        1(c) to Form S-6)                                      )      Public Accountants
                                                               )    Statement of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required


March 20, 1998
                           VAN KAMPEN AMERICAN CAPITAL

 VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST, SERIES 71


--------------------------------------------------------------------------------

    THE TRUST. The Trust initially consists of delivery statements relating to contracts to purchase debt obligations and, thereafter, will consist of a $9,030,000 aggregate principal amount portfolio principally comprised of long-term corporate, taxable municipal or U.S. government debt obligations. The Trust is comprised of 9,017 Units.


    ATTENTION FOREIGN INVESTORS. If you are not a United States citizen or resident, your interest income from the Trust may not be subject to Federal withholding taxes if certain conditions are met. See "Tax Status".

    INVESTMENT OBJECTIVE OF THE TRUST. The investment objective of the Trust is a high level of current income consistent with preservation of capital through a diversified investment in a fixed portfolio principally consisting of long-term corporate and taxable municipal debt securities issued after July 18, 1984 (the "Obligations"). See "Investment Objectives and Portfolio Selection". There is no assurance that the Trust will achieve its objective. The payment of interest and the preservation of principal is, of course, dependent upon the continuing ability of the issuers and/or obligors of the Obligations and of the insurer thereof to meet their respective obligations.

    THE TRUST AND "AAA" RATING. Insurance guaranteeing the payments of principal and interest, when due, on the Obligations in the portfolio of the Trust has been obtained from an insurance company either by the Trust or by the issuer of the Obligations involved, by a prior owner of the Obligations or by the Sponsor prior to the deposit of such Obligations in the Trust. See "Insurance on the Obligations". Insurance obtained by the Trust applies only while the Obligations involved are retained in such Trust while insurance obtained on Preinsured Obligations is effective so long as such Obligations are outstanding. The Trustee, upon the sale of an Obligation insured under an insurance policy obtained by the Trust, has a right to obtain from the insurer involved permanent insurance for such Obligation upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. IT SHOULD BE NOTED THAT THE INSURANCE, IN EITHER CASE, RELATES ONLY TO THE OBLIGATIONS IN THE TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance, the Units of the Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's"). Standard & Poor's has indicated that this rating is neither a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of the Trust or sales by the Trust of Obligations for less than the purchase price paid by the Trust will reduce payment to Unitholders of the interest and principal required to be paid on such Obligations. See "Insurance on the Obligations". No representation is made as to any insurer's ability to meet its commitments.

    PUBLIC OFFERING PRICE. The Public Offering Price of the Units of the Trust during the initial offering period includes the aggregate offering price of the Obligations in the Trust's portfolio, an applicable sales charge, cash, if any, in the Principal Account held or owned by the Trust, and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of the Trust will include the aggregate bid price of the Obligations in the Trust, an applicable sales charge, cash, if any, in the Principal Account held or owned by the Trust, and accrued interest, if any. If the Obligations in the Trust were available for direct purchase by investors, the purchase price of the Obligations would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving 100 or more Units. If Units were available for purchase at the close of business on the day before the Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for the Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distributions". See "Public Offering".

    Units of the Trust are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.



--------------------------------------------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Unitholders were as set forth under "Summary of Essential Financial Information". The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Summary of Essential Financial Information" and under "Estimated Current Return and Estimated Long-Term Return".


    DISTRIBUTION OPTIONS. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Rights of Unitholders--Change of Distribution Option". The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. The first monthly distribution will be $2.57 per Unit and will be made on April 25, 1998 to Unitholders of record on April 10, 1998. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per Unit Information". Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates. The first distribution of funds from the Principal Account, if any, will be made on June 25, 1998 to Unitholders of record on June 10, 1998, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Rights of Unitholders--Distributions of Interest and Principal").


    MARKET FOR UNITS. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Obligations in the portfolio of the Trust plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Obligations plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Obligations plus interest accrued to the date of settlement (see "Rights of Unitholders--Redemption of Units"). Neither the bid nor offering prices of the underlying Obligations or of the Units, absent situations in which Obligations are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trust. See "Public Offering--Public Market".

    REINVESTMENT OPTION. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases). Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. Foreign investors should note, however, that any interest distributions resulting from such a reinvestment program will be subject to U.S. Federal income taxes, including withholding taxes. See "Rights of Unitholders--Reinvestment Option".

    RISK FACTORS. An investment in Units of the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions and general economic conditions. See "Risk Factors".



            VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST, SERIES 71
                    SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
 AS OF THE CLOSE OF BUSINESS ON THE DAY BEFORE THE DATE OF DEPOSIT: MARCH 19, 1998
           SPONSOR:     VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
        SUPERVISOR:     VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.
         EVALUATOR:     AMERICAN PORTFOLIO EVALUATION SERVICES
  (A DIVISION OF AN AFFILIATE OF THE SPONSOR)
           TRUSTEE:     THE BANK OF NEW YORK



GENERAL INFORMATION
Principal Amount (Par Value) of Obligations                                                            $    9,030,000
Number of Units                                                                                                 9,017
Fractional Undivided Interest in the Trust per Unit                                                           1/9,017
Principal Amount (Par Value) of Obligations per Unit (1)(2)                                            $     1,001.44
Public Offering Price:
     Aggregate Offering Price of Obligations in Portfolio                                              $    8,575,203
     Aggregate Offering Price of Obligations per Unit                                                  $       951.00
     Sales Charge 4.9% (5.152% of the Aggregate Offering Price of the Obligations) per Unit            $        49.00
     Public Offering Price per Unit (3)                                                                $     1,000.00
Redemption Price per Unit                                                                              $       946.20
Secondary Market Repurchase Price per Unit                                                             $       951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit                                $        53.80
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit                   $         4.80
Minimum Value of the Trust under which the Trust Agreement may be terminated                           $    1,806,000
Annual Portfolio Insurance Premium                                                                     $        5,700
Minimum Principal Distribution                       $1.00 per Unit
First Settlement Date                                March 25, 1998
Evaluator's Annual Supervisory Fee                   Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee                    $0.30 per $1,000 principal amount of Obligations
   Evaluations for purpose of sale, purchase or redemption of Units are made as of the close of the New York Stock Exchange on days of trading on such
   Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.


                                                                                                             SEMI-
PER UNIT INFORMATION:                                                                        MONTHLY        ANNUAL
                                                                                         -----------------------------



CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
    Estimated Annual Interest Income per Unit                                             $        64.78 $       64.78
    Less: Estimated Annual Expense per Unit (4)                                           $         2.25 $        1.84
    Less: Annual Premium on Portfolio Insurance per Unit                                  $          .63 $         .63
    Estimated Net Annual Interest Income per Unit                                         $        61.90 $       62.31
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
    Estimated Net Annual Interest Income per Unit                                         $        61.90 $       62.31
    Divided by 12 and 2, respectively                                                     $         5.15 $       31.15
ESTIMATED DAILY RATE OF NET INTEREST ACCRUAL PER UNIT                                     $       .17193 $      .17307
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE (5)(6)(7)                                  6.19%         6.23%
ESTIMATED LONG-TERM RETURN (5)(6)(7)                                                               6.27%         6.31%
Estimated Initial Monthly Distribution (April 1998)                                       $         2.57
Estimated Initial Semi-annual Distribution (June 1998)                                                   $       12.98
ESTIMATED NORMAL DISTRIBUTION PER UNIT (7)                                                $         5.15 $       31.15

Trustee's Annual Fee              $.91 and $.51 per $1,000 principal amount of Obligations,  respectively,  for those portions of the Trust under the monthly and semi-annual distribution plans
Record and Computation Dates      TENTH  day of the  month  as  follows:  monthly--each  month;  semi-annual--June  and
                                  December
Distribution Dates                TWENTY-FIFTH  DAY OF EACH MONTH AS FOLLOWS:  MONTHLY--EACH  MONTH;  SEMI-ANNUAL--JUNE
                                  AND DECEMBER COMMENCING APRIL 25, 1998


---------------------------------------------------------------------------------------------------------------------
(1)Because certain of the Securities may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of
   Securities per Unit stated above.

(2)Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. In determining the number of Units for this Trust, however, the Sponsor has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public
   Offering Price per Unit of $1,000.

(3)Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First
   Settlement Date, no accrued interest will be added to the Public Offering
   Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption Offering--Public
   Market.""

(4)Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Operating Expenses--Miscellaneous
   Expenses").

(5)The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge (see "Public
   Offering--General").

(6)The Estimated Current Returns are calculated by dividing the Estimated Net
   Annualized Interest Income per Unit by the Public Offering Price. The
   Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present
   Estimated Current Returns indicated above will be realized in the future. The
   Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Obligations in each Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. Neither rate reflects the true return to Unitholders which may be lower because of a possible delay in the first payment to Unitholders.
(7) These figures are based on per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Obligations. The estimated cash flows for the Trust are set forth under "Estimated Cash Flows to Unitholders".

THE TRUST
--------------------------------------------------------------------------------


    Van Kampen American Capital Insured Income Trust, Series 71 (the "Trust") was created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated the Date of Deposit, with Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.


    The Trust may be an appropriate medium for investors who desire to participate in a portfolio of long-term taxable fixed income securities issued after July 18, 1984 with greater diversification than they might be able to acquire individually. Diversification of the Trust's assets will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of the portfolio see "Trust Portfolio". In addition, securities of the type initially deposited in the portfolio of the Trust are often not available in small amounts and may, in the case of any privately placed securities, be available only to institutional investors.


    On the Date of Deposit, the Sponsor deposited with the Trustee the Obligations indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such obligations and irrevocable letters of credit issued by a financial institution in the aggregate amount required for such purchases (the "Obligations"). Thereafter, the Trustee, in exchange for the Obligations so deposited, delivered to the Sponsor the certificates evidencing the ownership of 9,017 Units of the Trust. Unless otherwise terminated as provided therein, the Trust Agreement will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution. All of the Obligations in the Trust are long-term debt instruments with maturities ranging from 2021 to 2033. The dollar weighted average life of the Obligations in the Trust is 27 years.

     Each Unit initially offered represents a 1/9,017 undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.


INVESTMENT OBJECTIVE AND PORTFOLIO SELECTION
--------------------------------------------------------------------------------

    The investment objective of the Trust is to provide a high level of current income consistent with safety of principal by investing in a professionally selected portfolio consisting of long-term corporate, taxable municipal debt or government obligations issued after July 18, 1984.


    Insurance guaranteeing the timely payment, when due, of all principal and interest on the Obligations in the Trust has been obtained by such Trust from either AMBAC Assurance Corporation ("AMBAC Assurance"), Capital Markets Assurance Corporation ("CapMAC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Obligations, by a prior owner of such Obligations, or by the Sponsor prior to the deposit of such Obligations in such Trust from (1) AMBAC Assurance or one of its subsidiaries, American Municipal Bond Assurance Corporation ("AMBAC"), (2) Financial Guaranty Insurance Company ("Financial Guaranty"), (3) MBIA Insurance Corporation ("MBIA"), (4) Financial Security Assurance of Maryland Inc. ("FSA Maryland"), (5) CapMAC and/or (6) Financial Security Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Obligation Insurers") (see "Insurance on the Obligations"). The Portfolio Insurers and the Preinsured Obligation Insurers are collectively referred to herein as the "Insurers". Insurance obtained by a Trust is effective only while the Obligations thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Obligation insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Obligations insured by the issuer, by a prior owner of such Obligations or by the Sponsor is effective so long as such Obligations are outstanding. Obligations insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Obligation Insurers (the "Preinsured Obligations") are not additionally insured by the Trust. No representation is made as to any insurer's ability to meet its commitments.


    Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by the Trust unless Obligations are in default in payment of principal or interest or in significant risk of such default. See "Public
Offering--Offering Price".

    In order for Obligations to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Description of Obligation Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the Obligations, when due, is issued by the insurer. A monthly premium is paid by the Trust for the insurance obtained by it. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of an Obligation insured under the insurance policy obtained from the respective Portfolio Insurer by a Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Obligation. Accordingly, any Obligation in a Trust is eligible to be sold on an insured basis. All Obligations insured by a Portfolio Insurer or by a Preinsured Obligation Insurer receive a "AAA" rating by Standard & Poor's. Standard & Poor's describes securities it rates "AAA" as having "the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong." See "Insurance on the Obligations".

     In selecting Obligations for the Trust, the following facts, among others, were considered by the Sponsor: (a) the prices of the Obligations relative to other obligations of comparable quality and maturity, (b) the diversification of Obligations as to purpose of issue and location of issuer, (c) the availability and cost of insurance for the prompt payment of principal and interest on the Obligations and (d) whether the debt obligations were issued after July 18, 1984.

TRUST PORTFOLIO
--------------------------------------------------------------------------------


     PORTFOLIO. Series 71 consists of 11 issues, 7 of which have been issued by municipalities and 4 of which have been issued by public utilities.


    REPLACEMENT OBLIGATIONS. Because certain of the Obligations in the Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Obligation. In the event of a failure to deliver any Obligation that has been purchased for the Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Obligations"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Obligations") to make up the original corpus of the affected Trust.
    The Replacement Obligations must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Obligations. The Replacement Obligations shall (i) be long-term corporate or taxable municipal bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Obligations having no warrants or subscription privileges attached; (ii) be payable in United States currency;
(iii) not be when, as and if issued obligations or restricted securities; (iv) be issued after July 18, 1984 if interest thereon is United States source income; (v) be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the substitute Obligations; (vi) not cause the Units of the Trust to cease to be rated AAA by Standard & Poor's; and (vii) be eligible for (and when acquired be insured under) the insurance obtained by the Trust. Whenever a Replacement Obligation has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Replacement Obligation and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Obligation exceeded the cost of the Replacement Obligation plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

    If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Obligations in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Obligations to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Obligations to the date the Failed Obligations are removed from the Trust) attributable to such Failed Obligations not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Obligation should not be acquired by a Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

     REDEMPTION OF OBLIGATIONS. Certain of the Obligations in the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Obligations are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also offset the current return on Units of the Trust involved. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Obligations.

     Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events.

     Generally, events that may permit the extraordinary optional redemption of Obligations or may require the mandatory redemption of Obligations include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Obligations were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Obligations were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Obligations were used uneconomical; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Obligations were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Obligations are issued on the issuer of the Obligations or the user of the proceeds of the Obligations; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Obligations; an overestimate of the costs of the project to be financed with the proceeds of the Obligations resulting in excess proceeds of the Obligations which may be applied to redeem Obligations; or an underestimate of a source of funds securing the Obligations resulting in excess funds which may be applied to redeem Obligations. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Obligations. See "Portfolio" for the Trust and footnote (3) in "Notes to Portfolio".

RISK FACTORS
--------------------------------------------------------------------------------


    PUBLIC UTILITY ISSUES. Approximately 44% of the aggregate principal amount of the Obligations in the Trust are obligations of public utility issuers. In view of this an investment in the Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Obligations in the portfolio to make payments of principal and/or interest on such Obligations.


    Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

    Recently, the California Public Utility Commission ("CPUC") announced its intention to deregulate the electric utility industry in California. This change will eventually result in full competition between electric utilities and independent power producers in the generation and sale of power to all customers in California by the year 2002. In September of 1996, the California Legislature passed and the Governor signed into law Assembly Bill 1890 (AB 1890) to restructure the California electrical industry by promoting competition and allowing customers a right to choose their electrical supplier. In February 1997, a bill was introduced which creates a joint oversight committee on electricity and reform to oversee implementation of AB 1890 as well as other bills passed in conjunction with AB 1890. Preliminary assessments of the CPUC plan and the new law suggest that the deregulation of the electric utility industry in California could have a significant adverse effect on electric utility stocks of California issuers. Furthermore, the move toward full competition in California could indicate that similar changes may be made in other states in the future which could negatively impact the profitability of electric utilities. Further deregulation could adversely affect the issuers of certain of the Obligations in the portfolio. In view of the uncertainties regarding the CPUC deregulation plan, it is unclear what effect, if any, that full competition will have on electric utilities in California or whether similar changes will be adopted in other states.

    Certain of the issuers of the Obligations in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through to completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

    Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any utility bonds in the Trust to make payments due on these bonds.

    In view of the pending investigations and the other uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations of a company's ability to make interest and principal payments on its outstanding debt.


    TAXABLE MUNICIPAL ISSUES. Approximately 56% of the aggregate principal amount of the Obligations in the Trust are taxable obligations of municipal issuers. In view of this an investment in the Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Obligations of municipal issuers can be either general obligations of a government entity that are backed by the taxing power of such entity or revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes.


    General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors, including an erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control.

    As a result of the current recession's adverse impact upon both their revenues and expenditures, as well as other factors, many state and local governments are confronting deficits and potential deficits which are the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases or spending reductions in order to restore budgetary balance. Failure to implement these actions on a timely basis could force the issuers to depend upon market access to finance deficits or cash flow needs.
    In addition, certain of the Obligations in the Trust may be obligations of issuers who rely in whole or in part on ad valorem real property taxes as a source of revenue. Recently, certain proposals, in the form of state legislative proposals or voter initiatives, to limit ad valorem real property taxes have been introduced in various states.

    Revenue bonds, on the other hand, are payable only from revenues derived from a particular facility or class of facilities, or, in some cases, from the proceeds of a special excise tax or other special revenue source. The ability of an issuer of revenue bonds to make payments of principal and/or interest on such bonds is primarily dependent upon the success or failure of the facility or class of facilities involved or whether the revenues received from an excise tax or other special revenue source are sufficient to meet obligations.

    Typically, interest income received from municipal issues is exempt from Federal income taxation under Section 103 of the Internal Revenue Code of 1986, as amended (the "Code") and therefore is not includible in the gross income of the owners thereof. However, interest income received for taxable municipal obligations is not exempt from Federal income taxation under Section 103 of the Code. Thus, owners of taxable municipal obligations generally must include interest on such obligations in gross income for Federal income tax purposes and treat such interest as ordinary income.

    Certain of the Obligations in the Trust may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

    Certain of the Obligations in the Trust may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolio of the Trust; however, because of the insurance obtained by the Trust, the "AAA" rating of the Units of the Trust would not be affected.

     ZERO COUPON BONDS. Certain of the Obligations in the Trust may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolio". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN
--------------------------------------------------------------------------------

    As of the close of business on the day before the Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns were those indicated in the "Summary of Essential Financial Information" for the Trust. The Estimated Current Returns are calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Obligations in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only Net Annual Interest Income and Public Offering Price. Neither rate reflects the true return to Unitholders which is lower because neither includes the effect of the delay in the first payment to Unitholders.

    In order to acquire certain of the Obligations contracted for by the Sponsor for deposit in the Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Obligations amounts covering accrued interest on such Obligations which exceed (1) the amounts paid by Unitholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Obligations with respect to which such payments may have been made.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

    INITIAL COSTS. All costs and expenses incurred in creating and establishing the Trust, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees for evaluations and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trust.

    COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor (the "), will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Financial Information", for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year) may exceed the actual costs of providing such supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Insured Income Trust or its successor trusts (Van Kampen American Capital Insured Income Trust) in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" (which is based on the outstanding principal amount of obligations on January 1 of each year) for regularly evaluating the Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Obligations as described under "Public Offering--Sponsor and Underwriter Compensation".


    TRUSTEE'S FEE. For its services, the Trustee will receive a fee based on the aggregate outstanding principal amount of Obligations in the Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Summary of Essential Financial Information." Such fee will be computed at $.51 and $.91 per $1,000 principal amount, respectively, for those portions of the Trust representing semi-annual and monthly distribution plans. Based on the size of the Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fee for ordinary recurring services would initially amount to $4,605. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fee would initially amount to $8,217. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration".

    INSURANCE PREMIUMS. The cost of the portfolio insurance obtained by the Trust is $5,700 per annum so long as the Trust retains the Obligations. Premiums, which are Trust expenses, are payable monthly by the Trustee on behalf of the Trust. As Obligations in the portfolio are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Obligations no longer owned by and held in such Trust. If the Trustee exercises the right to obtain Permanent Insurance, the premium payable for such Permanent Insurance will be paid solely from the proceeds of the sale of the related Obligations. The premiums for such Permanent Insurance with respect to each Obligation will decline over the life of the Obligation.


    MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trust: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trust and (h) costs incurred to reimburse the Trustee for advancing funds to the Trust to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

     The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts.

If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Obligations to pay such amounts.

INSURANCE ON THE OBLIGATIONS
--------------------------------------------------------------------------------

    Insurance has been obtained by the Trust guaranteeing prompt payment of interest and principal, when due (as more fully described below), in respect of all the Obligations in the Trust (except for issues for which insurance has been obtained by the issuer of the Obligations). See "Investment Objectives and Portfolio Selection". Each insurance policy obtained by the Trust is non-cancellable and will continue in force so long as such Trust is in existence, the Portfolio Insurer involved is still in business and the Obligations described in such policy continue to be held by such Trust (see "Portfolio"). Non-payment of premiums on a policy obtained by the Trust will not result in the cancellation of insurance but will force the Portfolio Insurer involved to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from the Trust. Premium rates for each issue of Obligations protected by the policy obtained by the Trust are fixed for the life of the Trust. The premium for any insurance policy or policies obtained by an issuer of Obligations has been paid in advance by such issuer and any such policy or policies are non-cancellable and will continue in force so long as the Obligations so insured are outstanding and the Portfolio Insurer involved remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

    The aforementioned Trust insurance guarantees the timely payment of principal and interest on the Obligations as they fall due. For the purposes of the Portfolio Insurance, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of an Obligation defaults in the payment of principal or interest on such Obligation,
(b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Obligation is accelerated, the Portfolio Insurer involved has the option, in its sole discretion, for a limited period of time after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Obligation plus accrued interest to the date of such payment and thereby retire the Obligation from a Trust prior to such Obligation's stated maturity date. The insurance does not guarantee the market value of the Obligations or the value of the Units. Insurance obtained by a Trust is only effective as to Obligations owned by and held in such Trust. In the event of a sale of any such Obligation by the Trustee, such insurance terminates as to such Obligation on the date of sale.

    Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of an Obligation covered under a portfolio insurance policy obtained by the Trust, has the right to obtain permanent insurance with respect to such Obligation (i.e., insurance to maturity of the Obligations regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. Accordingly, any Obligation in the Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the Trust would receive net proceeds (sale of Obligation proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Obligations were sold on an uninsured basis.The insurance premium with respect to each Obligation eligible for Permanent Insurance would be determined based upon the insurability of each Obligation as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Obligation.

    The Sponsor believes that the Permanent Insurance option provides an advantage to the Trust in that each Obligation insured by a Trust insurance policy may be sold out of the Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Obligation so sold (which is not the case in connection with any value attributable to such Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Obligation upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event the Trust were to be comprised of a substantial percentage of Obligations in default or significant risk of default, it is much less likely that the Trust would need at some point in time to seek a suspension of redemptions of Units than if the Trust were to have no such option (see "Rights of Unitholders--Right of Redemption") and (b) at the time of termination of the Trust, if the Trust were holding defaulted Obligations or Obligations in significant risk of default, the Trust would not need to hold such Obligations until their respective maturities in order to realize the benefits of the Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

    Except as indicated below, insurance obtained by the Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Obligations covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be equal to the difference between (i) the market value of an Obligation which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Obligations not covered by Permanent Insurance. See "Public Offering--Offering Price" herein for a more complete description of the Trust's method of valuing defaulted Obligations which have a significant risk of default.

    The portfolio insurance policies obtained by the Trust were issued by either AMBAC Assurance or CapMAC. The other policy (or commitment therefor) obtained by an Obligation issuer was issued by AMBAC Assurance. See "Investment Objectives and Portfolio Selection".

    Capital Markets Assurance Corporation ("CapMAC") is a New York-domiciled monoline stock insurance company which engages only in the business of financial guaranty and surety insurance. CapMAC is licensed in all 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

    CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's, "AAA" by Duff & Phelps Credit Rating Co. ("Duff & Phelps") and "AAA" by Nippon Investors Service, Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.


    Pursuant to a merger of a subsidiary of MBIA Inc. with and into CapMAC Holdings Inc., CapMAC became an indirect wholly-owned subsidiary of MBIA Inc. on February 17, 1998. MBIA Inc., through its wholly-owned subsidiary, MBIA Insurance Corporation, is a financial guaranty insurer of municipal bonds and structured finance transactions. MBIA Insurance Corporation has a claims paying rating of triple-A from Moody's Investor Service, Inc., Standard & Poor's Ratings Services and Fitch Investors Service. Pursuant to a reinsurance agreement, it is anticipated that CapMAC will cede all of its net insured risks, as well as its unearned premiums and contingency reserves, to MBIA Insurance Corporation and that MBIA Insurance Corporation will reinsure CapMAC's net outstanding exposure. NEITHER MBIA INC. NOR ANY OF ITS STOCKHOLDERS IS OBLIGATED TO PAY ANY CLAIMS UNDER ANY POLICY ISSUED BY CAPMAC OR ANY DEBTS OF CAPMAC OR TO MAKE ADDITIONAL CAPITAL CONTRIBUTIONS TO CAPMAC.


    CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

    CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).
    THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.


    As of December 31, 1995 and 1996, CapMAC had qualified statutory capital (which consists of policyholders' surplus, statutory capital, and contingency reserves) of approximately $260 million and $240 million, respectively, and had not incurred any debt obligations. As of September 30, 1997, CapMAC had qualified statutory capital of $278.6 million and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.


    Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, are filed with the Insurance Department of the State of New York and are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone is (212) 755-1155.

    Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation ("AMBAC Assurance"). AMBAC Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of $2,735,772,668 (unaudited) and statutory capital of $1,547,693,950 (unaudited) as of June 30, 1997. Statutory capital consists of AMBAC Assurance's policyholders' surplus and statutory contingency reserve. AMBAC Assurance is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Assurance.

    Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Assurance. The address of AMBAC Assurance's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

    AMBAC Assurance has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Assurance has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

    MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.


    Effective February 17, 1998, MBIA, Inc. acquired all of the outstanding stock of CapMAC, through a merger with its parent, CapMAC Holdings, Inc. MBIA, Inc. then contributed the common stock of CapMAC to MBIA. Pursuant to a reinsurance agreement, CapMAC has ceded all of its net insured risks as well as its unearned premiums and contingency reserves to MBIA and MBIA has reinsured CapMAC's net outstanding exposure. MBIA, Inc. is not obligated to pay debts of or claims against CapMAC.

    As of December 31, 1996, the insurer had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1997, MBIA had admitted assets of $5.1 billion (unaudited), total liabilities of $3.4 billion (unaudited), and total capital and surplus of $1.7 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.


    Effective December 31, 1989, MBIA, Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

     Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short-term loans "MIG-1," both designated to be of the highest quality.

    Standard & Poor's rates all new issues insured by MBIA "AAA" Prime Grade.

    Moody's, Standard & Poor's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.), all rate the claims paying ability of MBIA as "Triple A."

    The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Obligations. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Obligations and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Obligations.


    Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of December 31, 1997, the total capital and surplus of Financial Guaranty was $1,255,590,411. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention:


Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

    In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.

    Financial Security Assurance Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

    Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.

    Financial Security is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., U S WEST Capital Corporation and The Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Financial Security is obligated to pay any debt of Financial Security or its subsidiaries or any claim under any insurance policy issued by Financial Security or its subsidiaries or to make any additional contribution to the capital of Financial Security or its subsidiaries. As of September 30, 1997, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $788,108,000 (unaudited) and $461,203,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $894,461,000 (unaudited) and $401,251,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is (212) 826-0100.

    Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or any of its domestic operating insurance company subsidiaries (including FSA Maryland) are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security and FSA Maryland reinsure a portion of their liabilities under certain of their financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit the obligations of Financial Security or FSA Maryland under any financial guaranty insurance policy.

    The claims-paying ability of Financial Security and FSA Maryland is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Ratings Services, Nippon Investors Service Inc. and Standard & Poor's (Australia) Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

    Capital Guaranty Insurance Company was involved in a merger in 1995. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly owned subsidiary of Financial Security Assurance Inc. For further description, see "Financial Security Assurance Inc." herein.

    The address of FSA Maryland and its telephone number are Steuart Tower, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

    Because the Obligations are insured by CapMAC, MBIA or AMBAC Assurance as to the timely payment of principal and interest, when due (as more fully described above), and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of the Trust its "AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Investment Objectives and Portfolio Selection". The obtaining of this rating by the Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trusts or of the Units.


    On the date of this Prospectus, the Estimated Current Return on the Obligations in the Trust portfolio was 6.19% based on the monthly plan of distribution, after payment of the insurance premiums payable by the Trust, while the Estimated Long-Term Return on the Obligations in the Trust portfolio was 6.27%. The Estimated Current Return on an identical portfolio without the insurance obtained by the Trust would have been 6.25% based on the monthly distribution plan on such date, while the Estimated Long-Term Return on an identical portfolio without the insurance obtained by the Trust would have been 6.34%.


    An objective of portfolio insurance obtained by the Trust is to obtain a higher yield on the Trust portfolio than would be available if all the Obligations in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due (as more fully described above), on the Obligations. There is, of course, no certainty that this result will be achieved.

    In the event of nonpayment of interest or principal, when due (as more fully described above), in respect of an Obligation, the appropriate Insurer shall make such payment within 30 days after it has been notified that such nonpayment has occurred. The appropriate Insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof.

     The information relating to the Insurers has been furnished by the respective Insurers. The financial information with respect to the Insurers appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TAX STATUS
--------------------------------------------------------------------------------

    For purposes of the following discussions and opinions, it is assumed that the Obligations are debt for federal income tax purposes and that interest on each of the Obligations (including the taxable municipal bonds, if any) is included in gross income for Federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

     Each Trust is not an association taxable as a corporation for United States Federal income tax purposes. Each Unitholder will be considered the owner of a pro rata portion of each of a Trust's assets for Federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"). Each Unitholder will be considered to have received his pro rata share of income derived from each such asset when such income is considered to be received by each Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Obligations held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.


    Each Unitholder will have a taxable event when an Obligation of a Trust is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust assets according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Obligations delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Obligations before the date the Trust acquired ownership of the Obligations (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Unitholders should consult their own tax advisors with regard to calculation of basis.


    Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Obligations (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Obligation which was issued with original issue discount (including the Treasury Bonds) (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. The Treasury Bonds held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a "de minimis" amount as determined thereunder (as discussed below under "Original Issue Discount"). Because the Treasury Bonds represent interests in "stripped" bonds, a Unitholder's initial cost for his pro rata portion of each Treasury Bond held by a Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Bonds held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under the Regulation. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Bonds, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

    LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses paid by the Trusts as miscellaneous itemized deductions subject to this limitation.

    PREMIUM. If a Unitholder's tax basis of his pro rata portion in any Obligations held by a Trust exceeds the amount payable by the issuer of the Obligation with respect to such pro rata interest upon the maturity of the Obligation, such excess would be considered premium which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

    ORIGINAL ISSUE DISCOUNT. Certain of the Obligations of the Trusts may have been acquired with "original issue discount." In the case of any Obligations of a Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code or in the case of the Treasury Bonds as specified in the Regulation, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Obligations are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Obligations. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

    Special original issue discount rules apply if the purchase price of the Obligation by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unitholder if the tax basis of his pro rata portion of an Obligation issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

    It is possible that a Corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

    MARKET DISCOUNT. If a Unitholder's tax basis in his pro rata portion of Obligations is less than the allocable portion of such Obligation's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. The market discount rules do not apply to Treasury Bonds because they are stripped debt instruments subject to special original issue discount rules as discussed above. Unitholders should consult their tax advisors regarding whether such election should be made and as to the amount of market discount which accrues.

    Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Obligations, on the sale, maturity or disposition of such Obligations by a Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

    COMPUTATION OF THE UNITHOLDER'S TAX BASIS. The tax basis of a Unitholder with respect to his interest in an Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Obligations held by the Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under
Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.


    RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF OBLIGATIONS BY THE TRUSTS OR DISPOSITION OF UNITS. A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in an Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor, subject to various non-recognition provisions of the Code. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of an Obligation by a Trust or the disposition of Units by a Unitholder will be determined by the period of time the Unitholder held his Unit and the period of time the Trust held the Obligation. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. In addition, it should be noted that various legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.


    In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993.

    The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.
    The tax basis reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

    If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

    FOREIGN INVESTORS. A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States Federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Obligation or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), the Obligation is issued after July 18, 1984 (which is the case for each Obligation held by the Trust), then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Obligation and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Obligation, or (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

    It should be noted that the Tax Act includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    GENERAL. Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder including amounts received upon the redemption of the Units will be subject to back-up withholding.

    In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

     The foregoing discussion relates only to United States Federal and New York State and City income taxes; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

ACCRUED INTEREST
--------------------------------------------------------------------------------

    ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders--Distributions of Interest and Principal".

     Because of the varying interest payment dates of the Obligations, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING
--------------------------------------------------------------------------------

    GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Obligations in the Trust's portfolio, a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Obligations), cash, if any, in the Principal Account held or owned by the Trust, and accrued interest, if any. However, the sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                                                   DOLLAR AMOUNT OF SALES
      AGGREGATE NUMBER OF UNITS PURCHASED*        CHARGE REDUCTION PER UNIT
      --------------------------------------      -------------------------
      100-249 Units                                      $  4.00
      250-499 Units                                      $  6.00
      500-999 Units                                      $ 14.00
      1,000 or more Units                                $ 19.00

--------------------------------------------------------------------------------

     *The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trust's requirement that only whole Units be issued.

   After the initial public offering period, the secondary market public offering price is based on the bid prices of the Obligations in the Trust, an applicable sales charge as determined in accordance with the table set forth below, which is based upon the estimated long term return of the Trust, cash, if any, in the Principal Account held or owned by the Trust, and accrued interest, if any. For purposes of computation, Obligations will be deemed to mature on their expressed maturity dates unless: (a) the Obligations have been called for redemption or are subject to redemption on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Obligations are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charges rates will be applied to the Trust based upon the estimated long term return life of such Trust's portfolio, in accordance with the following schedule:

 YEARS TO MATURITY     SALES CHARGE       YEARS TO MATURITY       SALES CHARGE
 ------------------    -------------      ------------------      -------------
 1                           1.010%       12                            4.712%
 2                           1.523        13                            4.822
 3                           2.041        14                            4.932
 4                           2.302        15                            5.042
 5                           2.564        16                            5.152
 6                           2.828        17                            5.263
 7                           3.093        18                            5.374
 8                           3.627        19                            5.485
 9                           4.167        20                            5.597
 10                          4.384        21 to 30                      5.708
 11                          4.603

    The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Obligations in the Trust. Expressed as a percent of the Public Offering Price, the sales charge on the Trust consisting entirely of a portfolio of Obligations with 15 years to maturity would be 4.80%.

    Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen American Capital Distributors, Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission and employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

    Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the date preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.


    A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen American Capital Trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen American Capital Trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchase does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of Van Kampen American Capital Trusts must equal or exceed $100,000.


    Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the table above.
    Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Unit Distribution" below) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

    OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Obligations in the Trust.

    As indicated above, the price of the Units as of close of business on the day before the date the Obligations were deposited in the Trust was determined by adding to the determination of the aggregate offering price of the Obligations an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to 4.9% of the Public Offering Price. Such price determination was made on the basis of an evaluation of the Obligations in the Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Date of Deposit during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Obligations as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to the close of the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Obligations in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Obligations and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross underwriting profit equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment will be made by the Evaluator as of the close of the New York Stock Exchange on days on which the New York Stock Exchange is open for each day on which any Unit of the Trust is tendered for redemption, and it shall determine the aggregate value of such Trust as of the close of the New York Stock Exchange on such other days as may be necessary.

    The aggregate price of the Obligations in the Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (a) on the basis of current market prices for the Obligations obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust; (b) if such prices are not available for any particular Obligations, on the basis of current market prices for comparable bonds; (c) by causing the value of the Obligations to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Unless the Obligations are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by the Trust.

    The Evaluator will consider in its evaluation of Obligations which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Obligations") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Obligations assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Obligations not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the Portfolio Insurer involved to meet its commitments under the Trust's insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Obligations and the insurance obtained by the Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

     No value has been ascribed to insurance obtained by the Trust as of the date of this Prospectus. The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Obligations plus the applicable sales charge and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Obligations in the Trust plus the applicable sales charge plus accrued interest. The offering price of Obligations in the Trust may be expected to range from .35%-1% more than the bid price of such Obligations. On the Date of Deposit, the offering side evaluation of the Obligations in the Trust were higher than the bid side evaluation of such Obligations by the amount indicated under footnote
(5) in "Notes to Portfolio".

    Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

    UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above under "Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.

    The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $30.00 per Unit for less than 100 Units, $32.00 per Unit for any single transaction of 100 to 249 Units, $34.00 per Unit for any single transaction of 250 to 499 Units, $35.00 per Unit for any single transaction of 500 to 999 Units and $34.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Public Offering--General". Volume concessions or agency commissions of an additional $5.00 per Unit will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of the Trust during the initial offering period. The breakpoint concessions or agency commissions listed above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trust's requirement that only whole Units be issued. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Trust; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "General" above) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as set forth above.
    Except as stated hereinafter, the minimum purchase requirement in the initial offering period and in the secondary market is one Unit. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

    The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

    SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters through the initial or primary distribution of Units will receive a gross sales commission equal to 4.9% of the Public Offering Price of the Units (5.152% of the net amount invested), less any reduced sales charge for quantity purchases as described under "General" above.

    The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00 per Unit as of the Date of Deposit. In connection with quantity sales to purchasers of the Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. See "Public Offering--General". Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. All breakpoints listed above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trust's requirement that only whole Units be issued. In addition, the Sponsor and the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Obligations by the Sponsor and the cost of such Obligations to the Trust (which is based on the determination of the aggregate offering price of the Obligations in such Trust on the Date of Deposit as prepared by Interactive Data Corporation). See "Underwriting" and "Portfolio". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Obligations deposited in a Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of any underwriting syndicates from which any of the Obligations in the portfolio of the Trust were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Obligations in the Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commission that are available to the Underwriter.
    As stated under "Public Market" below, the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Trust. In so maintaining a market, the Sponsor or any such Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Obligations in the Trust and includes a sales charge). In addition, the Sponsor or any such Underwriters will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

    PUBLIC MARKET. During the initial public offering period, the Sponsor and/or certain of the other Underwriters intend to offer to purchase Units at a price based on the aggregate offering price per Unit of the Obligations in the Trust and the amount of accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Obligations in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the other Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Obligations in the portfolio plus any accrued interest. The aggregate bid prices of the underlying Obligations in the Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

    CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

    Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

    DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Trust, including that part of the proceeds of any disposition of Obligations which represents accrued interest and any insurance proceeds representing interest due on defaulted Obligations, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. Interest received by the Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price") will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the tenth day of the month). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed on the date indicated under "Distribution Options" on page 2, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Obligations after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

    The distribution to the Unitholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the estimated net annual unit income in the Interest Account after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Trust at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after purchase, under the applicable plan of distribution. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

    On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Obligations and redemption of Units by the Trustee.

    CHANGE OF DISTRIBUTION OPTION. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

    REINVESTMENT OPTION. Unitholders may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds." By reinvesting distributions, investors have the power to increase earning potential by compounding. If Trust distributions are reinvested into another investment, the return would be higher than if distributions were merely taken out of the investment as a source of income.
     Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trust. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, IL 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

    After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above.

    Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund. A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

    REPORTS PROVIDED. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution) being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of the Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of the Obligations), deductions for applicable taxes and for fees and expenses of the Trust (including insurance costs), for purchases of Replacement Obligations and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Obligations and the net proceeds received therefrom (excluding any portion representing accrued interest and the premium and any expenses related thereto attributable to the exercise of the right to obtain Permanent Insurance), the amount paid for purchases of Replacement Obligations and for redemptions of Units, if any, deductions for payment of applicable taxes, fees and expenses of the Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Obligations held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

    In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Obligations in the Trust furnished to it by the Evaluator.

    Each distribution statement will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

    REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Obligations in order to make funds available for redemption. Units so redeemed shall be cancelled.

    The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Obligations in the Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Obligations, as of close of the New York Stock Exchange on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Obligations and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Obligations in such Trust) by the amount shown under "Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Obligations in such Trust based on the bid prices of the Obligations, except for those cases in which the value of insurance has been included and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Obligations in the Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained by the Trust on the Obligations in such Trust unless such Obligations are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Trust, see "Public Offering--Offering Price".

    The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Obligations represented by the Units so redeemed. As stated above, the Trustee may sell Obligations to cover redemptions. When Obligations are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Obligations would not otherwise be sold and might result in lower prices than might otherwise be realized. Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee upon the sale of an Obligation has the right to obtain permanent insurance for such Obligation upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. Accordingly, any Obligation may be sold on an insured basis.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Obligations in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

    SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

    The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

    PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Obligations designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Obligations, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. To the extent that Obligations are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Obligations are retained in the portfolio in order to preserve the related insurance protection applicable to said Obligations, the overall quality of the Obligations remaining in a Trust's portfolio will tend to diminish. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Obligations in the event of an advanced refunding.

    The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Obligations to issue new obligations in exchange or substitution for any Obligation pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Obligation or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Obligation in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Obligations originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Obligations, the Trustee is required to give notice thereof to each Unitholder, identifying the Obligations eliminated and the Obligations substituted therefor. Except as stated herein and under "Trust Portfolio--Replacement Obligations" regarding the substitution of Replacement Obligations for Failed Obligations, the acquisition by the Trust of any obligations other than the Obligations initially deposited is not permitted.

    If any default in the payment of principal or interest on any Obligation occurs and no provision for payment is made therefor either pursuant to the portfolio insurance, or otherwise, within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Obligation within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Obligation and not be liable for any depreciation or loss thereby incurred.

    AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement, may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Obligations initially deposited in the Trust, except for the substitution of certain refunding obligations for such Obligations. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

    A Trust may be terminated at any time by consent of Unitholders representing 51% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information".

    A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the initial principal amount of the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

    The Trust Agreement provides that the Trust shall terminate upon the redemption, sale or other disposition of the last Obligation held in the Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of the Trust, written notice thereof will be sent by the Trustee to each Unitholder of the Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Obligations then held in the Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Obligations in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Obligations represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

    LIMITATION ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or negligence (gross negligence in the case of the Sponsor) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Obligations. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.
    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Obligations or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

    The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


     SPONSOR. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

   MSDWD is a global financial services firm with a market capitalization of more than $21 billion which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

   Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

   As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Obligations for the portfolio of the Trust.

    In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the certificates issued by the Trust to, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Obligations held in the Trust.

    Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

    Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.



UNDERWRITING
-----------------------------------------------------------------------------------------------------------------

    The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.


      NAME                                               ADDRESS                                              UNITS
      ------                                            ---------                                             ------
   Van Kampen American Capital Dist., Inc.  One Parkview Plaza, Oakbrook Terrace, Illinois 60181                8,017
   Fidelity Capital Markets                 164 Northern Avenue, Boston, Massachusetts 02210                      500
   Dean Witter Reynolds, Incorporated       2 World Trade Center, 59th Floor, New York, New York 10048            100
   Edward D. Jones & Co.                    201 Progress Parkway, Maryland Heights, Missouri 63043                100
   Gruntal & Co., Incorporated              14 Wall Street, New York, New York 10005                              100
   Pershing DIV of DLJ Secs Corp.           One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399          100
   Prudential Securities Inc.               1 New York Plaza, 14th Floor, New York, New York 10292-2014           100
                                                                                                          --------------
                                                                                                                 9017
                                                                                                          ==============


    Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

    In addition to any other benefits the Underwriters may realize from the sale of the Units of the Trust, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "Public Offering--Sponsor and Underwriter Compensation" and "Portfolio".

    Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

OTHER MATTERS
--------------------------------------------------------------------------------

    LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel for the Trustee and as special counsel for the Trust for New York tax matters.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

DESCRIPTION OF OBLIGATION RATINGS*
--------------------------------------------------------------------------------

    STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

    A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

         I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

         II. Nature of and provisions of the obligation;

         III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights. AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

--------------------------------------------------------------------------------
*As published by the rating companies.

    Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    Provisional Ratings: The symbol "(p)" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Baa--Bonds which are rated Baa are considered as lower medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Insured Income Trust, Series 71:

   We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Insured Income Trust, Series 71 as of March 20, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Insured Income Trust, Series 71 as of March 20, 1998, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP
   Chicago, Illinois
   March 20, 1998




                                  VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST,
                                                      SERIES 71
                                               STATEMENT OF CONDITION
                                                AS OF MARCH 20, 1998
---------------------------------------------------------------------------------------------------------------------


    INVESTMENT IN SECURITIES
Contracts to purchase securities (1)(2)(4)                                                            $   8,575,203
Accrued interest to the First Settlement Date (1)(4)                                                        106,958
                                                                                                      --------------
         Total                                                                                        $   8,682,161
                                                                                                      ==============
    LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
   Accrued interest payable to Sponsor (1)(4)                                                         $     106,958
Interest of Unitholders--
         Units of fractional undivided interest outstanding:
         Cost to investors (3)                                                                            9,017,000
   Less: Gross underwriting commission (3)                                                                  441,797
                                                                                                      --------------
         Net interest to Unitholders (3)(4)                                                               8,575,203
                                                                                                      --------------
         Total                                                                                        $   8,682,161
                                                                                                      --------------
---------------------------------------------------------------------------------------------------------------------

(1)The aggregate value of the Obligations listed under "Portfolio" and their cost to the Trust are the same. The value of the Obligations is determined by Interactive Data Corporation on the bases set forth under "Public
   Offering--Offering Price". The contracts to purchase Obligations are collateralized by an irrevocable letter of credit of $8,675,926 which has been deposited with the Trustee. Of this amount $8,575,203 relates to the offering price on $9,030,000 principal amount of Obligations to be purchased, and $100,723 relates to accrued interest on such Obligations to the expected dates of delivery.


(2)Insurance coverage providing for the timely payment, when due (as more fully set forth under "Insurance on the Obligations"), of all principal and interest on the Obligations in the portfolio of the Trust has been obtained by the Trust except for Obligations in the Trust for which insurance has been obtained by the issuer of the Obligation. Such insurance does not guarantee the market value of the Obligations or the value of the Units. The insurance obtained by the Trust is effective only while the Obligations are held in such Trust, however, insurance obtained by an Obligation issuer is effective so long as such Obligation is outstanding. Neither the bid nor offering prices of the underlying Obligations or of the Units, absent situations in which the Obligations are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trust.

(3)The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public
   Offering--Offering Price" and "Public Offering--Sponsor and Underwriter
   Compensation" and assume all single transactions involve less than 100 Units.
   For single transactions involving 100 or more Units, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.


(4)The Trustee will advance to each Trust the amount of net interest accrued to March 25, 1998, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.






VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST
SERIES 71
PORTFOLIO AS OF MARCH 20, 1998
---------------------------------------------------------------------------------------------------------------------

                NAME OF ISSUER, TITLE, INTEREST RATE
                AND MATURITY DATE OF EITHER                                                            OFFERING
AGGREGATE       OBLIGATIONS DEPOSITED OR OBLIGATIONS                          AS       REDEMPTION      PRICE TO
PRINCIPAL(1)    CONTRACTED FOR (1)(5)                         RATING(2)   INSURED(7)   FEATURES(3)     TRUST(4)
----------      -----------------------------------------     ---------   -----------  -----------  ---------------
$  1,000,000   Phoenix, Arizona, Individual Development
                 Authority, Taxable Revenue Refunding
                 Bonds (America West Arena) AMBAC
                 Assurance Insured                                                    2008 @ 102
                 #7.125% Due 12/01/21                            AAA          AAA     2016 @ 100 S.F.  $  1,020,490
   1,000,000   Phoenix, Arizona, Civic Plaza Building
                 Corporation, Excise Tax Revenue Bonds
                 (East Garage) MBIA Insured                                           2008 @ 101
                 #6.500% Due 07/01/22                            AAA          AAA     2018 @ 100 S.F.       966,250
   1,000,000   Baltimore, Maryland, Project Revenue Taxable
                 Bonds, Baltimore City Parking, Series B
                 (AMBAC Assurance Insured)                                            2007 @ 101
                 #6.625% Due 07/01/22                            AAA          AAA     2018 @ 100 S.F.       983,750
     450,000   Community Redevelopment Agency of the
                 City of Compton, California, Compton
                 Redevelopment Project, Tax Allocation
                 Capital Appreciation Bonds, Series 1995C
                 (FSA Insured)
                 140M - #0.000% Due 08/01/23                     AAA          AAA                            79,263
(6)
                 310M - #0.000% Due 08/01/24                     AAA          AAA
3  1,000,000   Allegheny Generating Company
                 #6.875% Due 09/01/23                             A           AAA     2003 @ 103.28         985,000
   1,000,000   Potomac Electric Power Company
                 6.875% Due 09/01/23                              A           AAA     2003 @ 102.66         993,750
   1,000,000   Virginia Electric and Power Company
                 #6.750% Due 10/01/23                             A           AAA     2003 @ 102.77         985,000
     580,000   Reedley, California, Redevelopment Agency,
                 Tax Allocation Taxable Revenue Bonds
                 (Refunding Redevelopment Project)
                 MBIA Insured                                                         2008 @ 102
                 #6.700% Due 11/01/23                            AAA          AAA     2009 @ 100 S.F.       574,200
   1,000,000   Montclair, California, Redevelopment Agency,
                 Tax Allocation Taxable Revenue Bonds,
                 Redevelopment Project Area Number III
                 (AMBAC Assurance Insured)                                            2007 @ 102
                 #6.900% Due 12/01/27                            AAA          AAA     2013 @ 100 S.F.     1,005,000
3  1,000,000   U.S. West Communications
                 #6.875% Due 09/15/33                             A           AAA     2003 @ 101.95         982,500
----------                                                                                           -------------
$  9,030,000                                                                                         $    8,575,203
==========                                                                                           =============


   All of the Obligations in the portfolio are insured either by one of the Preinsured Obligation Insurers (as indicated in the obligation name) or under a portfolio insurance policy obtained by the Trust from AMBAC Assurance or CapMAC. Obligations that are insured under a portfolio insurance policy obtained by the Trust from CapMAC are marked by a "3". See "Insurance on the Obligations".

   For an explanation of the footnotes used on this page, see "Notes to Portfolio".


NOTES TO PORTFOLIO:
AS OF THE DATE OF DEPOSIT: MARCH 20, 1998
--------------------------------------------------------------------------------

(1)All Obligations are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Obligations may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Obligations. Contracts to acquire Obligations were entered into during the period from March 12, 1998 to March 19, 1998. These Obligations have expected settlement dates from March 20, 1998 to March 24, 1998 (see "Trust Portfolio").


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Obligation is by Moody's Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency. "(DEGREE)" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Obligation. For a brief description of the rating symbols and their related meaning, see "Description of Obligation Ratings".

(3)There is shown under this heading the year in which each issue of the Obligations is initially or currently callable and the call price for that year. Each issue of the Obligations continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of the Obligations. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Obligations may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Trust Portfolio--Redemptions of Obligations". To the extent that the Obligations were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Obligations were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Obligations and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status" and "Estimated Current Return and Estimated Long-Term Return".

(4)Evaluation of Obligations is made on the basis of current offering prices for the Obligations. The offering prices are greater than the current bid prices of the Obligations which is the basis on which Unit value is determined for purposes of redemption of Units (see "Public
   Offering--Offering Price").

(5) Other information regarding the Obligations in the Trust, as of the Date of Deposit, is as follows:

                                                                              ANNUAL                BID SIDE
         ANNUAL                                                              INTEREST              EVALUATION
        INSURANCE               COST TO             PROFIT (LOSS)            INCOME TO                 OF
          COST                   SPONSOR              TO SPONSOR               TRUST               OBLIGATIONS
     --------------          --------------         --------------        --------------         --------------

         $5,700                $8,501,106               $74,097              $584,110              $8,531,853


   The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Obligations in the portfolio. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor.


   On the Date of Deposit, the offering side evaluation of the Obligations in the Trust was higher than the bid side evaluation of such Obligations by 0.48% of the aggregate principal amount of such Obligations. All contracts are expected to be settled by the First Settlement Date for the purchase of Units.


   "#" indicates that such Obligation was issued at an original issue discount. The tax effect of Obligations issued at an original issue discount is described in "Tax Status".


(6)This Obligation has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Obligations which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 5% of the aggregate principal amount of the Obligations in the Trust are "zero coupon" bonds.


(7)Standard & Poor's has assigned its "AAA" investment rating to all of the Obligations while in the Trust, as insured by the Insurers.

ESTIMATED CASH FLOWS TO UNITHOLDERS
--------------------------------------------------------------------------------

    The table below sets forth the per Unit estimated distributions of interest and principal to Unitholders. The table assumes no changes in Trust expenses, no changes in the current interest rates, no exchanges, redemptions, sales, prepayments or partial prepayments of the underlying Obligations prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.


    SERIES 71
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      April        1998                                  $ 2.57                                          $  2.57
      May          1998  - November   2009                 5.15                                             5.15
      December     2009                                    4.97                  $110.90                  115.87
      January      2010  - November   2010                 4.53                                             4.53
      December     2010                                    4.34                   110.90                  115.24
      January      2011  - June       2022                 3.89                                             3.89
      July         2022                                    3.53                   221.80                  225.33
      August       2022  - July       2023                 2.71                                             2.71
      August       2023                                    2.71                    15.53                   18.24
      September    2023                                    2.34                   221.80                  224.14
      October      2023                                    1.32                   110.90                  112.22
      November     2023                                     .79                    64.33                   65.12
      December     2023  - July       2024                  .55                                              .55
      August       2024                                     .55                    34.38                   34.93
      September    2024  - September  2033                  .55                                              .55
      October      2033                                     .05                   110.90                  110.95

      SEMI-ANNUAL
               DISTRIBUTION DATES                      ESTIMATED                 ESTIMATED               ESTIMATED
             (EACH JUNE AND DECEMBER                   INTEREST                  PRINCIPAL                 TOTAL
           UNLESS OTHERWISE INDICATED)               DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      June         1998                                  $12.98                                          $ 12.98
      December     1998  - June       2009                31.15                                            31.15
      December     2009                                   30.96                  $110.90                  141.86
      June         2010                                   27.39                                            27.39
      December     2010                                   27.20                   110.90                  138.10
      June         2011  - June       2022                23.52                                            23.52
      July         2022                                                           221.80                  221.80
      December     2022                                   17.21                                            17.21
      June         2023                                   16.38                                            16.38
      August       2023                                                            15.53                   15.53
      September    2023                                                           221.80                  221.80
      October      2023                                                           110.90                  110.90
      November     2023                                                            64.33                   64.33
      December     2023                                   10.52                                            10.52
      June         2024                                    3.35                                             3.35
      August       2024                                                            34.38                   34.38
      December     2024  - June       2033                 3.35                                             3.35
      October      2033                                    1.73                   110.90                  112.63





No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


--------------------------------------------------------------------------------









        TITLE                                     PAGE

Summary Of Essential Financial Information            3
The Trust                                             5
Investment Objective and Portfolio Selection          5
Trust Portfolio                                       6
Risk Factors                                          7
Estimated Current Return and Estimated
Long-Term Return                                     11
Trust Operating Expenses                             11
Insurance on the Obligations                         12
Tax Status                                           17
Accrued Interest                                     21
Public Offering                                      22
Rights of Unitholders                                26
Trust Administration                                 30
Underwriting                                         34
Other Matters                                        35
Description of Obligation Ratings                    35
Report of Independent Certified
 Public Accountants                                  37
Statement of Condition                               38
Portfolio                                            39
Notes to Portfolio                                   40
Estimated Cash Flows to Unitholders                  41









-------------------------------------------------------------------------------
This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.




         PROSPECTUS
--------------------------------------------------------------------------------


         MARCH 20, 1998









         VAN KAMPEN
         AMERICAN CAPITAL
         INSURED INCOME TRUST


         SERIES 71










          ------ A Wealth of Knowledge o Knowledge of Wealth(sm) ------
                           VAN KAMPEN AMERICAN CAPITAL



                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

                    PLEASE RETAIN THIS PROSPECTUS FOR FUTURE
                                   REFERENCE.

CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following papers and documents:

The facing sheet
The Cross-Reference Sheet
The Prospectus
The signatures

     The consents of independent public accountants, ratings services and legal counsel The following exhibits:

1.1     Copy of Trust Agreement.

1.4 Copy of Unit Investment Trust Portfolio Insurance Policy issued by AMBAC Assurance Corporation.

1.4(a) Copy of Unit Investment Trust Portfolio Insurance Policy issued by Capital Markets Assurance Corporation.

1.5     Copy of Master Agreement Among Underwriters.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.
4.1     Consent of Interactive Data Corporation

4.2     Consent of Standard & Poor's.

4.3     Consent of Grant Thornton LLP.

EX-27   Financial Data Schedule.

SIGNATURES

     The Registrant, Van Kampen American Capital Insured Income Trust, Series 71 hereby identifies Van Kampen Merritt Insured Income Trust, Series 1 and Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration Statement for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Insured Income Trust, Series 71 duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 20th day of March, 1998.

        VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST,
        SERIES 71

        By VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.


        By    Gina M. Costello
        Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 20, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

        SIGNATURE       TITLE
Don G. Powell           Chairman and Chief Executive    )
                         Officer )

John H. Zimmerman       President and Chief Operating   )
                         Officer

Ronald A. Nyberg        Executive Vice President and    )
                         General Counsel

William R. Rybak        Executive Vice President and    )
                         Chief Financial Officer )

                                Gina M. Costello
                              (Attorney-in-fact*)

     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.